ZERO CARBON INC.

2021 Report

Dear investors,

We're still thinking about what to say.

Sincerely,

Julien Uhlig

CEO at ZERO CARBON INC.

Our Mission

We are striving to reach 250 Mil. USD valuation within the next five years. Building an asset pool of our operational machines generating energy and reducing waste for our corporate partners. We work very closely with partners such as Schneider Electric to bring this technology to markets as fast as possible. Most of the needed development budget has been approved by the German Government, derisking the growth of the company going from validation to markets. These projections are not guaranteed.

See our full profile

How did we do this year?

Report Card

The Good

The Bad

2021 At a Glance

January 22 to December 31

$0
Revenue

$0
Net Profit

$0
Short Term Debt

$525,675
Raised in 2021

$0
Cash on Hand

We ❤ Our 518 Investors

Thank You For Believing In Us

Herman Venter
Anthony J. Giordano
Audrin Navarro
Lukáš Gejdoš
Matthew Primous
Lukáš Gejdoš
Scott Hinkle
Damilare Wusu
James Michael CRANFORD
Mirko Turrina
Sheralynn Stevens
Roy G Compton
Roy G Compton
Sydney Johnson
Nobis Sol-Akubude
Matthieu Jacquier
Zachary Cassidy
Thomas H. Tutt
Roderick Herron
Neil Young
Jake Kooker
Melissa Peery
Asher Anderson
Sir Goat
Khan Akmal
Sacoby Miguel Wilson
Dmitry Strizhak
Stijn De Wijs
Eugeniu Burianov
Darly M LUELLEN
Steven Holmes
Ernest J Carson Jr
Daniel Kriozere
Vinodh Rajagopalan
Antonio San Martin
Dan Revel
Robert Lewis
Liz Delany
Arie Drevel
Larry Tom Bendix
Faith Kostel-Hughes
Calandra Mason-Jefferson
Martin Galbraith Ltd
Julie Hart
Jason Rigby
Jose A Gelpi
Vignesh Kumar Sathyamo...
Lonnie Chan
Hong Liu
Joe Sanders
Vinay V SATTI
Vijay Ramanujam
Matthew Rostermundt
Marc Wüerttemberger
Edward Kelly Medlock
Peter Karmanos III
Michael Walsh
Richard Oswald
Mark Dayrell
Brian Lallement
Kumar Brar
Shelby Thuruthumalil
Jonathan Hendrickson
Darrell Kong
Michael Chen
Jeffrey London
Robert L Cundiff
Kurt Knight
Makiko Yamaguchi
Edward Kelly Medlock
Shadonna Forgacs
Christopher Goggin
Brian Lallement
Shaykh IMeer

Michael Louis Helperin
Warren Parad
Dominick Savillo
Selena Balmer
Helen Cholewinski
Roy G Compton
Chima Agbam
Joe Warwick
Caspar Davey
Marek Vrba
Sherrie Tullsen-Chin
Roy G Compton
Roy G Compton
Muralitharan Velayuthan
Andre Harrell
Stijn De Wijs
Christopher Grundy
Christian Ramirez
Glenn Payne
Sally Malanga
Laurie Saunders
Sharath Shivaramaiah
Nadim Kattan
Valerie Stokes
Carl Karen Green
Heather A Boe
Alan A Flett
Roderick Herron
Breanna Montoya
Carlos Barron
Kraig L Morris
Carlos Barron
Vibhor Agrawal
Sachin Vyas
Ray L
Charles Reinwald
Edward Kelly Medlock
Henry Wyatt MOORE
Sian Taylor
Khris Persaud
Jaakko Santtu Heikkinen
Raimundo Saona
Bianca Raby
Sridhar Chadalavada
Paul Isenbarger
Richard E Haidvogel
John Czarnecki
Cherie Scruggs
John Foster
Jacob Adelman
Steven Kramer
Dah Jo
Allston Fojas
William Adams
Christopher Goggin
Arlene Ritchie
Diane Jackson
Mark Charlton
Alejandra Maricela Salaza...
Ignacio Garro
Maria L BECERRA
Aaron Bendix-Balgley
L A
Heidi Klindworth
Gregory P Calkins
Marimuthu Ponnambalam
Dave Davis
Emjudy De La Cruz
Elliott Roberts
Edward Kelly Medlock
Shadonna Forgacs
Larry Tom Bendix
Charles Strawbridge
Brian Cohen

Austin Partridge
Richard Saalfeld
Kirit K Patel
Donan Akplogan
Lauren Crowe Mueller
Herman Venter
Yoav Getzler
Chima Agbam
David Jeffry Morris
Matthew Primous
Sean Stobart
Roy G Compton
Gary and Leila Nelson
Jeffrey Scales
Ryan Ross
Jason Victor
Michael Smith
Diogo Lagos
Hillard Harrison
Alex Ryshkewitch
Keith Guerin
James R. Cunningham
Badal Haider
Jaime Lokier
Isaiah Immanuel Fountaine
Norman Maxim
Sebastian Silva Leander
Anthony Veloso
Bryan Russell
William Malley
Derrik Oates
Yuan Yao
Robyn Fredricks
Salvatore Pepe
Eric Williams
Arthur McCall
Michael J Rozdolski
Rajendra Prasad KANDUK...
Michael Rooffener
Roberto Feng Chang
Roy Frankfurt
David Murray
Exequiel Ang
Jonathan Hacker
Gregg Allington
Jason Simily
Rajesh Setty
Ignacio Garro
Paul Claybrook
Will Douglas
David Rice
Olanike Olowo-Fela
Rhoda Landers WALTON
Lanoka M. Livingston
Gilberto Alvarez Sr.
Chana Smith
Cheryl Cole
Jason Bryant
Mike Mutto
Larry Hawkins
Charles Vollmar
Olesea Sasu
Jon Hufford
M S
Theresa Tran
Mario M Teel Jr.
Gaybra Raymond
Gwynneth Martin
Jason Stingerie
Edward Kelly Medlock
Clive Harold Abbott
Elizabeth Bina Ritter
Shelby Thuruthumalil
Cody Patterson

Craig J. Vom Lehn
M Rezaul Karim
Kathleen JUNGCK
Bill Slade
Tim Sherrill
Shari Johnson
Andrew Sarkany
Daniel Simpson
Steven Blumrosen
Igor Mishevski
Susan Bird
Zeek Weeks
Lukáš Gejdoš
Nahiem Hood
Sir Goat
Jessica Gomez
Robert Nordland
Shawn Teo
Corentin Flajoliet
Walter Foddis
David Lanfair
Goldie Nwabue
Jean Marc Halbout
Jason Wilson
Anthony Veloso
Geez Samuel
Matthew Vitamante
Nicolas Balbachan
L N Wrisley Jr & M L Wrisl...
Sunil Kolawar
Heath Gordon
Brett C. Olsen
Brandon Mann
Nicholas Bode
Larry Hawkins
Allen Green
Brian Lallement
Glenn Ephraim
David Pollard
Andrew Collins
Ryan Quintana
Kishan Rao Verukonda
Eric Adjei-Sefa
DOTTY HUDSON
Jukka Matti Karhu
Enos Smith
Benjamin Ladabaum
Elijah Kunsinmi Parisa
Acacio Cruz
Claire E Nichols
Kathleen A Rooney-Hoke...
Sumaiyah Meer
Alisa Castillo
Glenn Ephraim
Johannes Van Galen
Michael Chen
Chan Saechao
Arpan Soparkar
David Botsford
Ray L
Shane Loidolt
William Coghlan
Victoria Leeds
Glenn Ephraim
Edward A Sieverding
Nurlan Lewis
Arthur McCall
Chris Mone
Rakesh B SASVIHALLI
Mario M Teel Jr.
Christopher James Fayers
Gagandeep Singh
Jonathan Hacker
Roberto Flores

Jake Palermo
John Pereira
Dane Christensen
Daniel Gonzalez
Sadhasivaraj Nadarajan M...
La Monte Wayne Peters
Sajad Zalzala
Jim Fisk
Dennis James Goehring
Gary and Leila Nelson
Basudev Adhikari
Zeek Weeks
Daniel Simpson
Diana Ramirez
Alan A Flett
Bruno Gailitis
Greg McIntyre
Chi Zeng
Keandre Byrd
Daniel Kubina
Huy Nguyen
Russell Mu
John Raffin
Khuzema A. Savai
Stephen Drgan
Khuzema A. Savai
Los Montano
Carrie W
Krishnasumanth Timmaya...
Rob Bunn
Stella Szostek
Derrik Oates
John Versace
Eric Albertoni
Shaykh IMeer
Joel Newman
James Sullivan
Avinash V Deshmukh
Wesley Kotcher
W Kim Colich
Orry Frankfurt
Jesse Spears
Andrew Neely
Bulent Arslan
Adam Eager
Vishal Arya
Derek Monthei
Mike Mollman
Roy Johansson
Natalie Chu
Christopher Dean
Les Lewis
Charles Rauch
Amy M Daugherty
Gulnaar Zafar
Gagandeep Singh
Rakesh B SASVIHALLI
Saul Kravitz
Waqar Rizvi
W Kim Colich
Kiritkumar Patel
Michael P Noyes
Jack Harrold
Jacob Clauson
David Choquette
Dean Duryea
Kiranmayi Komati
Charles Strawbridge
Joseph Houck
Mario M Teel Jr.
Antonio San Martin
Brett Beuch
Glenn Ephraim
Michael E. Bielewicz

Faisal Mohammed A AJAJI
Peter F Cikalo
Murali Kuppa
Milan Klincok
Meredith Webb
Joseph Lizyness
Erick Barraza
Elizabeth Brown
Erick Barraza
Francis Martinez
Zeek Weeks
Chris Allen
Mirko Turrina
Cody Heisinger
Khuzema A. Savai
Christian Verwiebe
Troy Pack
Rami Saadeh
Oscar Ghelber
DCAi LLC
Farid De Alba
Alan A Flett
Douglas JORDAN
Lorrayne Peri
Kevin Cook
Joshua Guy
David Goodman
Colton Williams
Robert LOSCH
Timothy Dickens
Girish Amin
Derrik Oates
Daniel Loflin
Tzvi Jacobson
Karthikeyan Gopal
Yogendre Kumar Patel
Nico Sachse
Michael Teske
Donna Ortega
Lawrence Chong
Brian Murphy
Dirk Demuth
Mark Smith
Glenn Goetzinger
Nona Wilson
Donna Hickcox Jones
Saul Kravitz
Alan GREGORY
Efren Yan
Peter Loder
Michele Pelletier
Donald Lee Buchanan
Antonio San Martin
Warwick Pease
Kerry HAGANS
Kevin Kirk
Chukwuoma Ngoka
Glenn Ephraim
Michael Chen
DOTTY HUDSON
Edward Kelly Medlock
Sean G
Jason Stingerie
George Braun
Volpatti Giovanni
Hudson Stelmak
Brian Smolens
Berlet Gooden
Edward Kelly Medlock
Nurlan Lewis
James Campbell
Eugene Mc Elroy
Khris Persaud
Michael Steven Miller

Bryian Tan
Matthew Eisner
Boudewijn Berendsen
Sajad Zalzala
Lorraynne Pereira Ribeiro
Shaunya Boddie
Roy G Compton
Mike Dresher
Lori Laraine Sookhoo
Dean Simms-elias
Silvr Tabz
Chris Allen
Lem LP
Kevin Liekweg
DeQuincy Lezine
Nickalus Mainor
Mallikarjun Cheruvu
Rumailah Buenavente
Jason Wilson
Adam Bhakrani
Danilo Torres
Kelvin Cox
Donald Fabbacher Jr
Jesse Mermuys
Henry Lee
Justin D GARFIELD
Lorrayne Peri
Tom Davis
Arul Thiyagarajan Sarava...
Todd Hahn
L N Wrisley Jr & M L Wrisl...
Patrick Friedrich
Andrew Dombrowski
Clive Harold Abbott
Laura A Hameed
William Adams
Terry Emmons
Terry Ruebel
Marty D. Monroe
Ron Price
Brian Drummond
Ebenezer Joseph
Albert Acosta Jr.
Richard Campbell
Aurelien Le Clanche
Mehmet Kocak
Mitchell A Turner
Pradeep Parihar
William Johnson, IV
Roy Oakley
Aditya Bapna
Edgar Bonilla
Ellwood Hanrahan
Shane Loidolt
David Elter
Brett Beuch
Felix Vayssieres
Larry Tom Bendix
Alisha Hay-Rohrer
Rhoda Landers WALTON
Geogy Philip
James Campbell
Kiranmayi Komati
Catherine Keerbs
Ray L
Roberto Flores
Charlene Knoetze
Avinash V Deshmukh
Edward Kelly Medlock
Nurlan Lewis
L A
Kurt Knight
Brian Hogan
Mark Holmes Jr

Thank You!

From the ZERO CARBON INC. Team



Julien Uhlig
CEO at ZERO CARBON INC.



Michael Hofmeister
Chief Technical Officer at ZERO CARBON INC.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Julien Uhlig	CEO @ EX Venture	2021

Officers

OFFICER	TITLE	JOINED
Julien Uhlig	President CEO Vice President Secretary	2021

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
MHR Holding PTE Ltd.	25,000,000 Shares	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
01/2021	$250,000		Section 4(a)(2)
09/2021	$220,675		4(a)(6)
12/2021	$55,000		Section 4(a)(2)
04/2022	$135,000		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
EX Venture Inc.	12/31/2021	$55,000	$55,000	1.0%	01/11/2025	Yes

Related Party Transactions

The Company has entered into a licensing agreement with a related party, MFC MultifuelConversion GmbH (the German entity) to license the patents, know-how, software, copyrightable matter, and trademarks currently held by the related party to generate revenues.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	25,000,000	25,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Options: 0

Risks

COVID-19 can materially impact our business.

It is unclear how long the COVID-19 pandemic will last and to what degree it could hurt our ability to generate revenues.

Julien Uhlig is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Zero Carbon Inc. works on high-technology carbon conversion. While the unit has been extensively tested, risks remain in regards to long-term structural and material strains, where future generations might need optimizations. Design changes might be needed to reach long-term operational success.

While Zero Carbon has been doing extensive testing, the risk remains that certain fuel sources add to the emissions and certain markets might not allow the operations of the machinery under current regulation, limiting the market potential of the company,

The extensive know-how of the company is based on a small engineering team, the risk remains that this knowledge cannot be documented and transferred sufficiently to secure successful operations if one or more senior management members might leave the company, get insured, or die.

Zero Carbon operates in a cash-intensive environment, as such the risk remains that the company will not be able to generate sufficient capital to enter the desired markets and grow as fast as estimated.

Zero Carbon builds complex technical machinery which can cause risk to operators, customers, and neighbors alike. The risks remain from lawsuits, damages, and legal proceedings against the company stemming from system deployment and or operations.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 70% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $25,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
- market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

EX ZERO CARBON, INC.

- Florida Corporation
- Organized January 2021
- 1 employees

1314 E Las Olas BLV #727
Fort Lauderdale FL 33301

https://www.exventure.co/

Business Description

Refer to the ZERO CARBON INC. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

ZERO CARBON INC. is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.